Filed Pursuant to Rule 433

Registration Statement No. 333-222074

TRISTATE CAPITAL HOLDINGS, INC.

PREFERRED STOCK, SERIES B

$70,000,000

2,800,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

TriState Capital Holdings, Inc.’s

6.375% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B

FINAL TERM SHEET

Dated May 21, 2019

This term sheet supplements the information set forth under “Description of Series B Preferred Stock” in the Preliminary Prospectus Supplement, dated May 21, 2019, to the Prospectus, dated December 21, 2017 (together, the “Preliminary Prospectus”).

Issuer:	TriState Capital Holdings, Inc.
Security:	Depositary Shares, each representing a 1/40th interest in a share of TriState Capital Holdings, Inc.’s 6.375% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B (the “Preferred Stock”)
Expected Security Rating*:	Kroll Bond Rating Agency: BBB- (Stable)
Size:	$70,000,000 (or 2,800,000 Depositary Shares)
Underwriter Option:	$10,500,000 (or 420,000 Depositary Shares)
Public Offering Price:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)
Net Proceeds (Before Expenses):	$67,795,000
Maturity:	Perpetual
Trade Date:	May 21, 2019
Settlement Date:	May 29, 2019 (T+5)**

Dividend Rate (Non-Cumulative):

From and including the original issue date to, but excluding, July 1, 2026, 6.375% and from and including July 1, 2026, three-month LIBOR (as defined in the Preliminary Prospectus Supplement) plus 408.8 basis points, in each case, only when, as and if declared

Dividend Payment Dates:	If declared, quarterly in arrears, on each of January 1, April 1, July 1 and October 1 beginning July 1, 2019 and ending on July 1, 2026, subject to following business day convention (unadjusted), and thereafter on each of January 1, April 1, July 1, and October 1 beginning July 1, 2026 in accordance with the modified following business day convention (adjusted)
Day Count:	From the original issue date to, but excluding, July 1, 2026, 30/360 and thereafter actual/360
Business Days:	From the original issue date to, but excluding, July 1, 2026, New York and thereafter New York/London
Optional Redemption:	At the Issuer’s option, subject to any required regulatory approvals, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent of $25 per Depositary Share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any dividend payment date on or after July 1, 2024 or (ii) in whole but not in part at any time within 90 days following a regulatory capital treatment event as described and subject to limitations in the Preliminary Prospectus. Holders of Depositary Shares will not have the right to require redemption or repurchase.
Listing:	The Issuer has filed an application to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “TSCBP.” If the application is approved, trading of the Depositary Shares is expected to begin within 30 days after the original issue date
Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Raymond James
Co-Managers:	B. Riley FBR Boenning & Scattergood Stephens Inc.
CUSIP/ISIN for the Depositary Shares:	89678F 506 / US89678F5061

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the Depositary Shares will be made in book-entry form only through the facilities of The Depository Trust Company against payment therefor on or about May 29, 2019, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the delivery of the Depositary Shares hereunder will be required, by virtue of the fact that the Depositary Shares initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their advisors.

Neither the Depositary Shares nor the Preferred Stock is a savings account, deposit or other obligation of any of the Issuer’s bank or non-bank subsidiaries and neither is insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

TriState Capital Holdings, Inc. (the “Issuer”) has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, by e-mail at USCapitalMarkets@kbw.com, by fax at 212-581-1592, or by calling 1-800-966-1559 or Raymond James & Associates, Inc. at Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716, by calling 800-248-8863 or by email at prospectus@raymondjames.com.